UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: February 28, 2022
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FORM 12b-25
SEC FILE NUMBER
000-49654
NOTIFICATION OF LATE FILING
CUSIP NUMBER
17276F404

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q	[ ] Form 10-D	[ ] Form N-CEN	[ ] Form N-CSR

For Period Ended: March 31, 2021
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CirTran Corporation

Full Name of Registrant

Former Name if Applicable

6360 S Pecos Road, Suite 8

Address of Principal Executive Office (Street and Number)

Las Vegas, NV 89120

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

We were unable to file our quarterly report on Form 10-Q for the quarter ended March 31, 2021, within the prescribed period due to delays in finalizing our audit for the year ended December 31, 2020. We do not anticipate filing our quarterly report within the five calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James R. Kruse	801	833-0500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	[ ] Yes	[X] No
We have not yet filed our annual report on Form 10-K for the year ended December 31, 2020.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X]	[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In 2020, we began conducting new operations. We had revenue of approximately $619,000 for the three months ended March 31, 2021, compared to approximately $528,000 for the three months ended March 31, 2020, with corresponding cost of revenues of approximately $306,000 and $195,000 for the three months ended March 31, 2021 and 2020, respectively.

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CirTran Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 18, 2021	By	/s/ Iehab J. Hawatmeh
Iehab J. Hawatmeh, President
Chief Executive Officer

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